

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 26, 2010

Mr. Marc Juliar
President
Mondial Ventures, Inc
388 Richmond St W. Suite 916
Toronto, On M5V 3P1

> **Re:** **Mondial Ventures, Inc**
> **Form 8-K Filed January 12, 2010**
> **Form 8-K Filed January 19, 2010**
> **File No. 0-51033**

Dear Mr. Juliar:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief